UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press Release Dated January 12, 2011: Costamare Inc. Declares Quarterly Dividend of $0.25 per Share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 12, 2011

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

 Costamare Inc. Declares Quarterly Dividend of $0.25 per Share

Athens, Greece – January 12, 2011– Costamare Inc. (the "Company") (NYSE: CMRE), one of the world's leading owners and providers of containerships for charter, today announced that the Company's Board of Directors declared a dividend  for the fourth quarter ended December 31, 2010, of $0.25 per share payable on February 4, 2011 to stockholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the "NYSE") on January 28, 2011. This is the first cash dividend the Company has declared since its initial public offering on November 4, 2010.

Management Commentary

Konstantinos Konstantakopoulos, Chairman of the Board of Directors and Chief Executive Officer of the Company, commented: "In line with our dividend policy, the Board of Directors declared our first quarterly dividend since we commenced trading on the New York Stock Exchange.

"Our balance sheet, together with cash flow from the operations of our existing fleet provides us with the ability to pay the dividend without any impact on our growth plans."

About Costamare Inc.

Costamare Inc. is one of the world's leading owners and providers of containerships for charter. Costamare Inc. has 35 years of history in the international shipping industry and a fleet of 44 containerships in the water, with a total capacity of 220,604 TEU. Costamare Inc.'s common shares trade on The New York Stock Exchange under the symbol "CMRE."

Forward-Looking Statement

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "believe", "intend", "anticipate", "estimate", "project", "forecast", "plan", "potential", "may", "should", "could" and "expect" and similar expressions. These statements are not historical facts but instead represent only Costamare's belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare's control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.'s Registration Statement on Form F-1 (File No. 333-170033) under the caption "Risk Factors."

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company.

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development / Investor Relations
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com